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SEC Mail Processing

FEB 2 4 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68797

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/20** (mm/dd/yy) AND ENDING **12/31/20** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Siena Global Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2992 Burdeck Drive
(No. and Street)

Oakland	**California**	**94602**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis L. Franklin **510-531-0201**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TPS Thayer, LLC
(Name – if individual, state last, first, middle name)

1600 Highay 6, Suite 100	**Sugar Land**	**TX**	**77478**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Dennis Franklin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Siena Global Securities, LLC**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

2/15/21

Title

SEC Mail Processing

FEB 24 2021

Washington, DC

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ALAMEDA)

On 02/15/2021 before me, OLUWATOYIN OMOTOSHO NOTARY PUBLIC

personally appeared DENNIS L. FRANKLIN,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

OLUWATOYIN OMOTOSHO
COMM. # 2336276
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
Comm. Exp. NOV. 17, 2024
MGC1

Signature ____________________ (Seal)

Siena Global Securities, LLC

December 31, 2020

Table of Contents

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Siena Global Securities, LLC
2992 Burdeck Drive
Oakland, CA, 94602

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition Siena Global Securities, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity, and statement of cash flows for the year then ended, December 31, 2020, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Dunes Securities Corporation's financial statements. The supplemental information is the responsibility of Siena Global Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer LLC

TPS Thayer, LLC

We have served as Siena Global Securities, LLC's auditor since 2020.
Sugar Land, TX
February 12, 2021

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$	37,639
Accounts receivable		1,000
Prepaid expense		4,778
Total assets	$	43,417

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	10,101
PPP loan payable		13,297
Income taxes payable		1,500
Total liabilities		24,898
Commitments and contingencies		-
Member's Equity		18,519
Total liabilities and member's equity	$	43,417

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2020

Income	
Advisory placement fees	408,578
Total Income	408,578
Expenses	
Commissions	342,182
Guaranteed payment to shareholder	18,247
Professional fees	15,500
Communication and data processing	6,234
Operating expenses	24,517
Total Expenses	406,680
Net Income	$ 1,898

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2020

Member's equity, beginning of year	$	16,621
Net income		1,898
Member's equity, end of year	$	18,519

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2020

Cash flows from operating activities:		
Net income	$	1,898
Change in operating assets and liabilities:		
Prepaid expense		(4,423)
Accounts payable and accrued expenses		(2,797)
Income taxes payable		(1,800)
Net cash provided by operating activities		(7,122)
Cash flows from financing activities:		
PPP loan payable		13,297
Cash provided by financing activities		13,297
Net increase in cash		6,175
Cash, beginning of year		31,464
Cash, end of year	$	37,639
Supplemental information:		
Income taxes paid	$	3,500

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Siena Global Securities,, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was organized in the state of California on January 27, 2011. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Description of Business

The Company is engaged in business as a securities broker-dealer for private placements of securities as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers cash balances maintained with the bank to be cash, such balances are full insured. The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be recorded as operating expenses when that determination is made.

Revenue Recognition

The Company receives Advisory placement fees when transactions are completed. Advisory placement fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. All of the Company's cash are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their shortterm, highly liquid nature. These instruments include accounts receivable and accounts payable.

Estimates

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after 15 December 2021, and interim periods within those fiscal years, beginning after December 15, 2022 on a prospective basis, with early adoption permitted. We will adopt the new standard

effective January 1, 2022 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 12, 2021, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because the revenue reported is revenue that is not associated with transactions of securities that are held for sale, and is therefore not included in reportable income under SIPC rules.

NOTE E - RISK CONCENTRATIONS

The firm specializes in acting as an intermediary broker-dealer between various buyers and sellers of private equity funds in the secondary market. As of December 31, 2020, because total revenues this year were small, the Company had three customers that accounted for 58% of the revenue. The customers engage in private placement transactons for which the Company receives revenue for introducing investors.

NOTE F – COMMITMENTS AND CONTINGENCIES

Siena Global Services, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE G – RENT

The amount of rent for the year ended December 31, 2020 was $7,200, paid to a related party via an expense sharing agreement, expensed on a month to month basis.

NOTE H– RELATED PARTY TRANSACTION

The Company's sole member provides office space and pays most overhead expenses for the Company. In turn the Company pays a portion of those expenses via an expense sharing agreement. No amounts are owed at December 31, 2020 to the sole member for the overhead expenses.

Siena Global Securities, LLC

SCHEDULE I

SUPPLEMENTAL INFORMATION

SIENA GLOBAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2020

Net capital:		
Total member's capital		$ 18,519
Less: Non-allowable assets		
Accounts receivable		1,000
Prepaid expense		4,778
Total non-allowable assets		5,778
Add forgivable amount of PPP loan		13,297
Net Capital		**26,038**
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 24,897	
Less PPP loan	(13,297)	
Total aggregate indebtedness (A.I.)		$ 11,600
Computation of basic net capital requirement, greater of:		
Minimum net capital required (6-2/3% of A.I.)		$ 774
Minimum dollar requirement		$ 5,000
Excess net capital		$ 21,038
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 20,038
Ratio: Aggregate indebtedness to net capital		45 %

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2020 included in the Company's unaudited Form X-17a5, Part IIA.

Siena Global Securities, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2020

For the year ended December 31, 2020, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2020

TPS THAYER
Certified Public Accountants

<u>Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3</u>

Dennis Franklin
Siena Global Securities, LLC
2992 Burdeck Drive.
Oakland, CA, 94602

Dear Dennis Franklin

We have reviewed management's statements, included in the accompanying Exemption Report, in which Siena Global Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3 under which Siena Global Securities, LLC claimed an exemption from 17 C.F.R. §15c3-3 and Siena Global Securities, LLC stated that Siena Global Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Siena Global Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Siena Global Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, TX
February 12, 2021

SIENA GLOBAL SECURITIES, LLC

2992 Burdeck Drive
Oakland, CA 94602

510-531-0201 Tel
510-531-1626 Fax

SEA 15c3-3 EXEMPTION REPORT

31 January, 2021

I, Dennis Franklin, President of Siena Global Securities, LLC (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R 240.15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions. The Company receives fees for investment advisory and private placements and it does not hold customer funds or securities.
2. The Company met the indentified exemption provisions in 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2020 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the exeption provisions in 17 C.F.R 240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Dennis Franklin
President

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2020

SIPC Reconciliation Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

SIPC Reconciliation

Total Revenue	$ 408,578
Deductions	-
SIPC Net Operating Revenues	408,578
Amount due per general assessment	$ -

Form	Filing Date	Filed/Paid	Amount Paid
SIPC 6	07/31/2020	SIPC	0
SIPC 7	02/28/2021	SIPC	0
Total Amount Paid			$ 0

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below.

TPS THAYER
Certified Public Accountants

Report Of Independent Registered Public Accounting Firm On Applying Agreed Upon Procedures

Director and Shareholder
Siena Global Securities, LLC
2992 Burdeck Drive
Oakland, CA 94602

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Siena Global Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, including check amount for $0.00.
2 Compared audited Total Revenue for the period of January 01, 2020 through December 31, 2020 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3 Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4 Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5 If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be the expression of an opinion on conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

TPS Thayer LLC

TPS Thayer, LLC

Sugar Land, TX
February 12, 2021